UGI UTILITIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1

(Thousands of dollars)

	Nine Months Ended June 30, 2006	Year Ended September 30,
		2005	2004	2003	2002	2001
Earnings:
Earnings before income taxes	$80,863	$84,953	$83,098	$100,212	$73,665	$79,568
Interest expense	16,138	18,079	17,698	17,412	16,365	18,724
Amortization of debt discount and expense	162	247	233	244	287	264
Estimated interest component of rental expense	1,238	1,568	1,477	1,434	1,563	1,541

	$98,401	$104,847	$102,506	$119,302	$91,880	$100,097

Fixed Charges:
Interest expense	$16,138	$18,079	$17,698	$17,412	$16,365	$18,724
Amortization of debt discount and expense	162	247	233	244	287	264
Allowance for funds used during construction (capitalized interest)	70	22	11	7	19	12
Estimated interest component of rental expense	1,238	1,568	1,477	1,434	1,563	1,541

	$17,608	$19,916	$19,419	$19,097	$18,234	$20,541

Ratio of earnings to fixed charges	5.59	5.26	5.28	6.25	5.04	4.87